N E W S R E L E A S E	TSX: ORL
Date: October 22, 2002	OTCBB: OLYRF

OLYMPIC REPORTS PROFITABLE 2nd QUARTER

For Immediate Release

Olympic Resources Ltd. (“Olympic”) announces results for the first quarter ended August 31, 2002. These results for the quarter demonstrate continuing growth in the financial performance of the company from the previous year.

COMPARATIVE STATEMENTS OF INCOME AND LOSS

	Quarter ended		Year ended
	August 31		February 28
	2002	2001	2001

Revenues	183,384	6,549	208,027
Direct expenses	32,934	0	10,768
Revenue from operations	150,450	6,549	197,259
General & Administrative expenses	133,453	129,365	583,660
Net income before other items	16,997	-122,816	-386,401
Other items	-111,538	0	-1,743,124
Net income	-94,541	-122,816	-2,129,525

COMPARATIVE BALANCE SHEETS

	August 31	February 28
	2002	2002
Cash & current receivables	885,323	635,128
Resource properties & investments	2,957,708	2,254,082
Total Assets	2,957,708	2,889,210

Current liabilities	124,636	262,481
Shareholders’ equity	2,833,072	2,626,729
Total liabilities & shareholders’ equity	2,957,708	2,889,210

During the three-month period ended August 31, 2002, gas revenues were $183,384 up from $6,549 reported from the same period in the previous year. This mainly reflects income from the East Corning and adjacent Victor Ranch gas fields which saw initial production in December 2001. Net income before other items is $16,997, up from a loss of $122,816 the previous year. Net loss for the year to date is $94,541, compared to a loss of $122,816 the previous year. The Other Items loss primarily reflects a $123,633 loss on the sale of 165,000 MIV shares. General and administrative expenses are relatively unchanged from the previous year. Current assets are $885,323 down from $1,616,800 the previous year reflecting several property write-offs last year end.

During the period, three additional wells were drilled completing a six well drill program on the East Corning Property. Two other wells were drilled in Greene County, Pennsylvania. Subsequent to the period, a development well was completed on the Southeast Garrison property in California.

President and CEO, Daryl Pollock reports, “Recently, the investment world has been bombarded by a continuous stream of scandal and poor earnings results. A large number of once stable corporate giants have lost their investment appeal and the fallout from this tumble has spilled over to affect the stock price of many smaller resource companies like Olympic. Unfortunately this is occurring at a time when we are in a period of high growth, producing breakthrough results with record levels of gas production.”

“Today, I am very pleased to report that our conservative strategy for growth has allowed us to not only survive in tough times but it has enabled us to produce a strong, growing cash revenue stream. This revenue will provide the foundation to launch Olympic into the next phase of drilling and development that will commence this fall and continue through the spring. While most companies are curtailing spending and cutting back on development programs due to financial constraints we are moving forward aggressively, while ensuring that we stay within our financial means.”

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at http://www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock,
President